Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

October 26, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Monster Worldwide, Inc.

Responses to Letter dated October 24, 2016 with respect to the Definitive Consent Solicitation Statement on Schedule 14A filed by MediaNews Group, Inc. et al.

Filed October 20, 2016

File No. 001-34209

Dear Mr. Hindin:

On behalf of MediaNews Group, Inc. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated October 24, 2016 (the “SEC Comment Letter”) in connection with the Definitive Consent Statement on Schedule 14A filed on October 20, 2016 (the “Definitive Consent Statement”) with respect to Monster Worldwide, Inc. (“Monster” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a Revised Definitive Consent Statement on Schedule 14A (the “Revised Definitive Consent Statement”). The Revised Definitive Consent Statement reflects revisions made to the Definitive Consent Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Definitive Consent Statement, while the page numbers in the responses refer to pages in the Revised Definitive Consent Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Definitive Consent Statement.

Perry J. Hindin, Esq. October 26, 2016 Page 2

Definitive Consent Statement filed on October 20, 2016

General

1.	On a telephone call with Schulte Roth on Friday, October 21, 2016, we discussed MNG’s press release, filed later on the same day under the cover of Schedule 14A, regarding MNG’s intent to launch a partial tender offer for shares of common stock of Monster Worldwide. We also noted that the definitive consent solicitation statement filed by MNG on the afternoon of October 20, 2016 did not contain any disclosure regarding such tender offer. Given that the press release is also dated October 20, 2016 and makes reference to the “definitive consent solicitation materials filed today” (emphasis added), please advise us why the definitive consent solicitation statement did not include disclosure regarding the planned tender offer. Please also confirm that the definitive consent statement has not yet been disseminated to shareholders.

In addition, as discussed with Schulte Roth on Friday’s telephone call, please revise the definitive consent solicitations statement to include disclosure of MNG’s intent to make a partial cash tender offer. Include in such disclosure all information related to the tender offer currently known by MNG and all other participants in the solicitation that would be necessary for shareholders of Monster Worldwide to make a fully informed voting decision with respect to the consent solicitation. Please file such revised definitive consent solicitation statement under the EDGAR tag “DEFR14A.” Refer to https://www.sec.gov/info/edgar/forms/edgform.pdf.

In response to the Staff’s first comment above, the Filing Persons respectfully note that the press release was not issued until October 21, 2016 at 8:43 AM (the “Press Release”) (see http://www.marketwired.com/press-release/medianews-group-files-definitive-consent-solicitation-materials- announces-cash-tender-2168766.htm). The Press Release included on the Schedule 14A contained a typographical error and should have referenced the actual date of the release, October 21, 2016. As the Press Release as originally drafted did not include any reference to a MNG tender offer (the “MNG Tender Offer”) and was intended to be issued on October 20, 2016, it mistakenly referred to the “definitive consent solicitation materials filed today” (emphasis added).

In response to the Staff’s second comment above, and as discussed further in response to your Comment #2 below, the Filing Persons note that MNG’s decision to initiate the MNG Tender Offer was not finalized until after the Definitive Consent Statement was filed with the Securities Exchange Commission (the “SEC”).

In response to the Staff’s third comment above, the Filing Persons hereby confirm that the Definitive Consent Statement has not yet been disseminated to stockholders.

In response to the Staff’s fourth comment above, the Filing Persons have supplemented the disclosure on pages 2 and 3 of the Revised Definitive Consent Statement to include the

Perry J. Hindin, Esq. October 26, 2016 Page 3

requested disclosure regarding the MNG Tender Offer and will file the Revised Definitive Consent Statement under the EDGAR tag “DEFR14A.”

2.	We note that the press release dated October 20, 2016 and filed by MNG on October 21, 2016 under the cover of Schedule 14A includes a link to a website containing materials that reference MNG’s proposed tender offer. With a view towards disclosure, please advise us when the determination was made by MNG to (1) investigate a partial tender offer, (2) make preparations to conduct a tender offer, including setting up the referenced website and (3) commence the tender offer. Please also advise us on what date separate counsel was retained for the purpose of representing MNG with respect to the tender offer. It is our understanding that MNG has retained different counsel than Schulte Roth to represent MNG with respect to the tender offer.

In response to the Staff’s comments (1)-(3) above, the Filing Persons note that the timeline for MNG’s decision to investigate and launch the MNG Tender Offer is as follows:

•	MNG initially investigated the feasibility of making a partial tender offer with MNG’s corporate counsel at Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) on the evening of Monday, October 17, 2016. As Akin Gump was already engaged as MNG’s regular corporate counsel and in regular contact with MNG, it was not specifically engaged for the purpose of the tender offer. Following such call, Akin Gump began drafting a generic offer to purchase for Monster to be used and updated in the event that MNG decided to launch a tender offer.
•	On Wednesday, October 19, 2016, MNG had tentatively decided to go forward with a tender offer, but had not yet determined any material terms, including but not limited to, the purchase price and number of shares to be purchased.
•	Following the filing of the Definitive Consent Statement, on the afternoon of Thursday, October 20, 2016, MNG, in consultation with Akin Gump, determined what the material terms of its planned tender offer would be and made the decision to go forward with a tender offer. On the evening of October 20, 2016, Akin Gump first provided language to be added to the Press Release that referenced the MNG Tender Offer. Prior to this point, the Press Release made no reference to any planned tender offer.

With respect to comment (2) above, the Filing Persons respectfully note that the Press Release does not contain material stating that the referenced website, www.revitalizemonster.com, contains information on the MNG Tender Offer nor does the website contain information about the MNG Tender Offer aside from a link to the Press Release, available at http://revitalizemonster.com/wp-content/uploads/2016/10/Press-Release-MNG-Files-Definitive-Consent- Solicitation-Materials-Announces-Cash-Tender-Offer-and-Releases-Shareholder-Presentation- 10.21.16vFinal.pdf.

Perry J. Hindin, Esq. October 26, 2016 Page 4

As an additional matter, the Filing Persons would like to note that at the time of the filing of the Definitive Consent Statement, the Filing Persons were not a party to any contracts, arrangements or understandings with any person with respect to securities of Monster except as otherwise disclosed in the Definitive Consent Statement. Furthermore, at the time of the filing of the Definitive Consent Statement, neither Monster nor any of its affiliates were party to any future transactions with any of the Filing Persons. Thus, given that MNG had not yet decided on material terms of the MNG Tender Offer until the afternoon of October 20, 2016, the Filing Persons did not consider it necessary to further delay the filing of the Definitive Consent Statement to disclose the MNG Tender Offer in the Definitive Consent Statement.

3.	We note that the soliciting material filed on October 21, 2016 has the box checked on the cover page indicating that it has been filed as “Soliciting Material Under Rule 14a-12” as opposed to “Definitive Additional Materials.” Please note that all solicitations that are published, sent or given to stockholders before they have been furnished a definitive consent solicitation statement must be made in accordance with Exchange Act Rule 14a-12. Refer to Exchange Act 14a-6(o). Soliciting materials filed after the filing of the definitive consent solicitation statement are to be filed as definitive additional materials, and the appropriate box on the cover of Schedule 14A should be checked indicating the same.

In response to the Staff’s comment, the Filing Persons will ensure that the “Definitive Additional Materials” box on all future applicable Schedule 14A filings is checked.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.